Filed by Duke Energy Corporation
                                                      Commission File No. 1-4928
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Subject Company:  Deer Holding Corp.
                                                   Commission File No. 132-02302


Cinergy Merger: Q&A for Duke Energy Employees


     Q. Why does this transaction make sense?

     A. The combination of Duke and Cinergy creates a stronger platform for our regulated and unregulated businesses by increasing the scale and scope of both. Our increased size will position us well to take advantage of further consolidation opportunities in both the utility and merchant energy business. The combined merchant power businesses gain fuel and geographic diversity. And, after this combination, Duke Energy's electric and gas businesses would both be large enough to stand alone -- giving us the flexibility to separate them in the future if we determine such a move would create more value.

     The transaction will add value to Duke Energy with higher earnings after the first full year of operation. The benefits will increase further in future years thanks to savings achieved through cost efficiencies, estimated to reach $400 million a year (before costs to achieve) by the third year. Over time, savings from the regulated businesses will be shared with customers.


     Q. What are the specific terms of the transaction?

     A. The merger will be accomplished by Duke acquiring all of the shares of Cinergy in exchange for shares of Duke. Cinergy shareholders will receive
     1.56 shares of Duke stock for every share of Cinergy stock. That amounts to a 13.4 percent premium based on the companies' closing stock prices as of May 6, 2005. The Duke board intends to raise the dividend at its June meeting to an annual rate of $1.24 -- a 12.7 percent increase -- beginning with the September payment to Duke shareholders this year.


     Q. How will the company be organized?

     A. The company, to be called Duke Energy Corporation, will be a Public Utility Holding Company headquartered in Charlotte. Upon closing of the merger, Paul Anderson will be chairman and Jim Rogers will be president and CEO. All of the business units, except Duke Energy Gas Transmission and Duke Energy Field Services, will report directly to Rogers. Fred Fowler will become president and CEO of those two gas operations with dual reporting roles -- to Anderson for strategy and to Rogers for operations.

     The Public Utility Holding Company Act (PUHCA) prohibits ownership of certain non-energy related businesses, so if that act is not repealed, we would likely be required to divest Crescent Resources, our affiliated real estate business. If that occurs, we expect the divestiture to be accomplished in an orderly process over three to five years to allow us to achieve maximum value. Given the possibility that PUHCA could be changed or repealed during that period, we have no firm conclusion about the disposition of Crescent.

     Even under current PUHCA requirements, we expect to be able to retain all of the other non-utility businesses, including our international operations.


     Q. What are the implications of this merger on employees? On employee benefits?

     A. The earliest closing date we expect will be in the summer of 2006. As a result, for the next year, it will be business as usual at Duke Energy. In the meantime, it is important for employees to continue to focus on achieving their own work group and personal objectives. While some workforce reductions are anticipated in the long term as the two companies join forces, new career opportunities will also be created. During the transition period, the specific numbers and locations of workforce reductions will be determined. The total reduction is expected to be about 1,500, or 5 percent, to be spread over corporate shared services, utility back office and non-regulated merchant operations.

     In the near term we don't anticipate changes to the benefits plans at either predecessor company. As we go through the transition and integration process, we will determine how the benefits of the two companies will come together.


     Q. What are the implications of this merger on electric customers?

     A. Duke's and Cinergy's electric utilities are known for their commitment to superior customer service. They have excellent reliability records and electric rates below the national average. Over the long term, customers are expected to benefit from the efficiencies of a stronger, combined company and the sharing of best practices.


     Q. Where will the businesses be located?

     A. Following the merger, the combined company will be a registered holding company with corporate headquarters in Charlotte. Local headquarters of the operating utilities will remain unchanged by the merger: Cincinnati Gas & Electric Company and Union Light, Heat & Power will remain in Cincinnati; PSI Energy will remain in Plainfield, Indiana; and Duke Power will continue to be headquartered in Charlotte. DEGT and certain commercial operations will remain in Houston. DEFS will remain headquartered in Denver and Crescent Resources will continue to be located in Charlotte.


     Q. How does this deal improve DENA?

     A. The combined merchant operations of the two companies will be better positioned to pursue deregulated opportunities in the coming years. One of Duke's major objectives this year was to pursue a combination of DENA's assets with another merchant player. The transaction accomplishes this. The combined companies will immediately have more scale and fuel diversity, two of the important characteristics we sought to provide a more stable platform at DENA. Specifically, Duke's gas position in the Midwest complements Cinergy's coal position in that region. The combination will produce cost savings of about $95 million in the merchant business in the first year after the deal closes.


     Q. How do the values and cultures of the two companies compare?

     A. The values of the two companies are very similar. Both put strong focus on safety, customer service, environmental sustainability, diversity and inclusion and employee development. Both companies are committed to strong corporate stewardship in the communities where they do business. The companies have a history of good working relationships through their merchant energy businesses. Cinergy currently operates Duke's Vermillion Energy Facility in Indiana.


     Q. What approvals are required? When do we expect the transaction to close?

     A. The transaction must be approved by the shareholders of both companies, as well as the Federal Energy Regulatory Commission, the Securities and Exchange Commission, the Nuclear Regulatory Commission, the Department of Justice and state utility commissions in Ohio, North Carolina, South Carolina, Indiana and Kentucky. We expect the transaction to close in about 12 months.


     Q. What happens next?

     A. We will be working to obtain regulatory approvals while an internal integration team begins designing the combined structure of the companies. At this point, it's not advisable to contact employees at the other company unless you are part of the integration team. We will keep you updated on developments as they occur.


     (C) Duke Energy Corporation
     Cathy Roche, csroche@duke-energy.com, May 9, 2005


                                     * * *


                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;
(5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.